October 7, 2005

Via Mail and Fax

Mr. Robert F. Callahan
Chief Executive Officer
Ziff Davis Holdings Inc.
28 East 28th Street
New York, New York 10016

	RE: 	Ziff Davis Holdings Inc.
		Form 10-K: For the Year Ended December 31, 2004
		File Number 333-99939

Dear Mr. Callahan:

	We have reviewed your response letter dated August 19, 2005 and have the following comments. If you disagree with any of the comments, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Some of our comments may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may have additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K: For the Year Ended December 31, 2004

Notes to Consolidated Financial Statements, page 40
Note 4 - Accounts Receivable, net, page 47
1. Based on our phone conversation on September 13, 2005, please confirm that you will begin to record circulation newsstand receivables (as well as other receivables as appropriate) and the related allowance for doubtful accounts net of estimated sales returns.

Note 16 -Employee Benefit Plans, page 61
2002 Stock Option Plan, page 63

2. We note your response in the letters dated August 19 and September
19, 2005, our conversation on September 13, 2005, and the terms of your 2002 stock option plan in regard to our prior comment number 6.
It is clear that your 2002 stock option plan is a stock-based compensation plan. We believe that all stock-based compensation plans are within the scope of FAS 123 (to the extent not excluded therein) based on the first paragraph of FAS 123 that states "This Statement establishes financial accounting and reporting standards for stock-based employee compensation plans. Those plans include all arrangements by which employees receive shares of stock or other equity instruments of the employer or the employer incurs liabilities to employees in amounts based on the price of the employer`s stock."
Although paragraph 5 of FAS 123 permits alternatives in valuation methodologies to apply, we believe it was not the intention of FAS 123 to distinguish between plans covered by it at the exclusion of those covered by APB No. 25, and vice versa for purposes of paragraph of 11(b) of FAS 133. Accordingly, we believe that FAS 133 does not apply to the 2002 plan in that it is scoped out by paragraph 11(b).
In this regard, it appears that preferred stock options under the 2002 plan in substance satisfy the definition in paragraph 9 of FIN
28. Since you apply the intrinsic value method in accounting for stock options, it appears such options should be accounted for as a variable plan award in accordance with FIN 28. Please advise.

3. In view of comment number 2 above, it appears that common stock options issued under the 2002 plan should be accounted for using intrinsic value. Please tell us the fair value of the underlying common stock at each grant date of common stock options issued under the plan.

4. You stated that holders of options issued under the 2002 plan are entitled to payment only if funds are available therefore.
However,
it appears that payment deficits to holders are to be made whole by provisions within paragraph 7 of the plan. Please reconcile your statement to the plan provisions.

5. We note your response in the letter dated August 19, 2005 to our prior comment number 1 and the disclosure in the June 30, 2005 Form
10-Q referred to therein. Consistent with the information you have provided to us and the variables and assumptions used to compute the related obligation, please expand your disclosures in applicable risk factors and the liquidity and capital resources section of MD&A to address the cash settlement obligations and potential for settlement with respect to stock options issued under the 2002 plan.

6. Please explain to us how the assumptions used and resultant values in regard to the computations of obligations for stock options issued under the 2002 plan are consistent with and impact your assessment of impairments under FAS 142 and 144.


Note 21 - Segment Information, page 74

7. We note your response in the letter dated August 19, 2005 to our prior comment number 7. Our understanding of the first sentence of paragraph 27 of FAS 131 is that total assets for each reportable segment are to be disclosed whether or not the information is reported to the chief operating decision maker. Please disclose this information, and reconcile it as specified in paragraph 32(c).

8. Also in regard to your response, it appears from your disclosures that you generate revenues from foreign countries. For example, the last sentence in the sixth full paragraph on page 11 reads "Our brands and content currently appear in 41 countries ..." Please disclose the information specified in paragraph 38(a) of FAS 131. If not material, so disclose.

	Please file your response to our comments via EDGAR within 10 business days from the date of this letter. You may contact Doug
Jones at 202-551-3309, Lyn Shenk at 202-551-3380, or me at 202-
551-3812 with any questions.

	Sincerely,



	Michael Fay
	Accounting Branch Chief


cc:	Mr. Derek Irwin, Chief Financial Officer (via facsimile at
212-503-3450)